                              RECENT DEVELOPMENTS

         The selected financial and other data presented below at December 31, 1997 and for the three month periods ended December 31, 1997 and 1996 are derived from unaudited financial data, but, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. The results of operations for the three months ended December 31, 1997 are not necessarily indicative of the results of operations that may be expected for the fiscal year ending September 30, 1998.

                                                                                    AT                 AT
                                                                               DECEMBER 31,       SEPTEMBER 30,
                                                                                  1997                1997
                                                                               ------------       -------------
                                                                                        (IN THOUSANDS)

                                                                                (UNAUDITED)
SELECTED CONSOLIDATED FINANCIAL DATA:
   Total assets   . . . . . . . . . . . . . . . . . . . . . . . . .              $386,532           $369,242
   Cash and cash equivalents  . . . . . . . . . . . . . . . . . . .                 4,537             13,214
   Loans, net (1)   . . . . . . . . . . . . . . . . . . . . . . . .               264,509            261,469
   Securities held-to-maturity:
      Mortgage-related securities, net  . . . . . . . . . . . . . .                10,495              9,965
      Investment securities, net  . . . . . . . . . . . . . . . . .                38,045             28,960
   Securities available-for-sale:
      Mortgage-related securities, net  . . . . . . . . . . . . . .                34,867             29,982
      Investment securities, net  . . . . . . . . . . . . . . . . .                22,687             14,791
   Real estate-owned  . . . . . . . . . . . . . . . . . . . . . . .                   301                319
   Deposits   . . . . . . . . . . . . . . . . . . . . . . . . . . .               304,119            314,123
   FHLB advances  . . . . . . . . . . . . . . . . . . . . . . . . .                49,512             23,516
   Total equity   . . . . . . . . . . . . . . . . . . . . . . . . .                29,494             28,538
   Nonperforming assets and troubled debt restructuring   . . . . .                 1,110              1,208

                                                                                    FOR THE THREE MONTHS
                                                                                     ENDED DECEMBER 31,
                                                                                 ---------------------------
                                                                                  1997                 1996
                                                                                 ------               ------
                                                                                       (IN THOUSANDS)
                                                                                         (UNAUDITED)

SELECTED CONSOLIDATED OPERATING DATA:
   Total interest income  . . . . . . . . . . . . . . . . . . . . .              $6,914               $6,566
   Interest expense . . . . . . . . . . . . . . . . . . . . . . . .               3,709                3,513
                                                                                 ------               ------
     Net interest income  . . . . . . . . . . . . . . . . . . . . .               3,205                3,053
   Provision for loan losses  . . . . . . . . . . . . . . . . . . .                 246                   32
                                                                                 ------               ------
     Net interest income after provision for loan losses  . . . . .               2,959                3,021
   Noninterest income . . . . . . . . . . . . . . . . . . . . . . .                 160                  148
   Noninterest expense  . . . . . . . . . . . . . . . . . . . . . .               2,286                2,240
                                                                                 ------               ------
     Income before income taxes   . . . . . . . . . . . . . . . . .                 833                  929
   Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . .                 276                  285
                                                                                 ------               ------
     Net income   . . . . . . . . . . . . . . . . . . . . . . . . .              $  557               $  644
                                                                                 ======               ======

                                                                                 AT OR FOR THE THREE MONTHS
                                                                                     ENDED DECEMBER 31,
                                                                               -----------------------------
                                                                                  1997                1996
                                                                               ---------           ---------
                                                                                         (UNAUDITED)
SELECTED FINANCIAL RATIOS AND OTHER DATA (2):
PERFORMANCE RATIOS:
    Average interest rate spread (3)  . . . . . . . . . . . . . . .              3.22%                 3.39%
    Net interest margin (4) . . . . . . . . . . . . . . . . . . . .              3.60                  3.55
    Ratio of average interest-earning assets to average
      interest-bearing liabilities  . . . . . . . . . . . . . . . .            105.33                104.98
    Total noninterest expense as a percent of average assets  . . .              2.40                  2.49
    Return on average assets  . . . . . . . . . . . . . . . . . . .              0.59                  0.72
    Return on average equity  . . . . . . . . . . . . . . . . . . .              7.98                  9.76
    Ratio of average retained equity to average assets  . . . . . .              7.31                  7.28
    Retained earnings to total assets at end of period  . . . . . .              7.20                  7.42
REGULATORY CAPITAL RATIOS (5):
    Tangible capital ratio  . . . . . . . . . . . . . . . . . . . .              7.20                  7.42
    Core capital ratio  . . . . . . . . . . . . . . . . . . . . . .              7.20                  7.42
    Risk-based capital ratio  . . . . . . . . . . . . . . . . . . .             14.80                 14.61
ASSET QUALITY RATIOS:
    Nonperforming loans and troubled debt restructurings
        as a percent of total loans (6)   . . . . . . . . . . . . .              0.28                  0.30
    Nonperforming assets and troubled debt restructurings
        as a percent of total assets (7)  . . . . . . . . . . . . .              0.29                  0.37
    Allowance for loan losses as a percent of total loans . . . . .              0.56                  0.30
    Allowance for loan losses as a percent of non-
      performing loans and troubled debt restructurings . . . . . .            200.40                 56.94
FULL-SERVICE BANKING FACILITIES (8) . . . . . . . . . . . . . . . .                 9                     9

-------------------------
(1) Loans, net, represent gross loans receivable net of the Bank's allowance for loan losses, loans in process and deferred loan origination fees. The allowance for loan losses at December 31, 1997 and 1996 was $1.5 million and $742,000, respectively.

(2) Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(3) The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities. See "Business of the Bank--Sources of Funds."

(4) The net interest margin represents net interest income as a percent of average interest-earning assets. See "Business of the Bank--Sources of Funds."

(5) For definitions and further information relating to the Bank's regulatory capital, see "Regulation and Supervision--FDIC Regulations - Capital Requirements." See "Regulatory Capital Compliance" for the Bank's pro forma capital levels as a result of the Offerings.

(6) Nonperforming loans consist of all non-accrual loans and all other loans 90 days or more past due. It is the policy of the Bank to cease accruing interest on loans 90 days or more past due (unless the loan principal and interest are determined by management to be fully secured and in the process of collection) and to charge off all accrued interest. See "Business of the Bank--Delinquent Loans, Classified Assets and Real Estate Owned ."

(7) Nonperforming assets consist of nonperforming loans, real estate-owned, net ("REO"), and other repossessed assets.

(8) In January 1998, the Bank opened an additional branch office and combined one of its previous two separate loan production offices with that branch office.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF RECENT DEVELOPMENTS

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1997 AND SEPTEMBER 30, 1997

    Total assets increased by $17.3 million, or 4.7%, from $369.2 million at September 30, 1997 to $386.5 million at December 31, 1997. The growth in assets was due to increases in investments, which were funded primarily through FHLB advances and a reduction in cash and cash equivalents.

    At the end of its fiscal year ended September 30, 1997, the Bank restructured its available-for-sale securities portfolio in order to increase its yield on such portfolio. This restructuring involved the sale of its lower-yielding shorter-term available-for-sale securities in order to reinvest the proceeds in higher-yielding mortgage-related securities and federal agency and municipal obligations with stated or estimated lives of three to five years. Pending reinvestment, some of such proceeds were used to repay FHLB advances and held as cash and cash equivalents. The Bank completed the reinvestment of such proceeds during October and November 1997. As a result, cash and cash equivalents decreased $8.7 million from $13.2 million at September 30, 1997 to $4.5 million at December 31, 1997. The Bank's portfolio of securities available for sale increased by $12.8 million, or 28.6%, from $44.8 million at September 30, 1997 to $57.6 million at December 31, 1997, and its portfolio of securities held to maturity increased by $9.6 million, or 24.7% from $38.9 million to $48.5 million. Such increases in the securities portfolios were funded by FHLB advances in addition to the reinvestment of amounts held as cash and cash equivalents.

    Loans receivable, net, remained relatively constant for the period, growing $3.0 million from $261.5 million to $264.5 million, an increase of 1.2%. Nonperforming loans remained relatively stable, decreasing $132,000 from $774,000 at September 30, 1997 to $642,000 at December 31, 1997, representing 0.30% and 0.24%, respectively, of total loans at such dates. Nonperforming assets and troubled debt restructurings also remained stable, decreasing from $1.2 million at September 30, 1997 to $1.1 million at December 31, 1997, representing 0.32% and 0.29%, respectively, of total assets at such dates.

    Total deposits decreased by $10.0 million, or 3.2%, from $314.1 million at September 30, 1997 to $304.1 million at December 31, 1997. The decrease was primarily due to a $10.4 million, or 5.4%, decrease in certificates of deposit from $192.7 million at September 30, 1997 to $182.3 million at December 31, 1997, primarily as a result of maturities of $9.7 million in jumbo certificates of deposit which were not renewed. Management determined there were opportunities to obtain FHLB advances at a lower effective rate than required to retain the jumbo certificates of deposit. There was also a $1.6 million, or 2.2%, decrease in savings deposits, from $71.8 million at September 30, 1997 to $70.2 million at December 31, 1997. The decrease in deposits was slightly offset by an increase of $2.1 million, or 4.0%, in checking account deposits from $49.6 million at September 30, 1997 to $51.7 million at December 31, 1997.

     FHLB advances and other borrowings increased by $26.1 million, from $23.6 million at September 30, 1997 to $49.7 million at December 31, 1997. The increase in FHLB advances and other borrowings was primarily due to the utilization of advances to fund purchases of investment securities, as part of the Bank's restructuring of the available-for-sale securities portfolio that the Bank commenced in September 1997, as well as to offset the withdrawals of the jumbo certificates of deposits.

    Total equity increased by $956,000, or 3.4%, from $28.5 million at September 30, 1997 to $29.5 million at December 31, 1997. The increase in equity was a result of retained earnings of $557,000 and a $399,000 increase in net unrealized gain on available-for-sale securities, net of taxes.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

GENERAL. Net income for the three months ended December 31, 1997 was $557,000, a decrease of $87,000, or 13.5%, from $644,000 for the three months ended December 31, 1996. The $87,000 decrease was primarily attributable to an increase of $214,000 in the provision for loan losses. This increase in provision for loan losses was offset by an increase in net interest income of $152,000 from $3.05 million for the three months ended December 31, 1996 to $3.21 million for the three months ended December 31, 1997 and an increase in noninterest income of $12,000, from $148,000 for the three months ended December 31, 1996 to $160,000 for the three months ended December 31, 1997, an increase of 8.1%. Also, contributing to the decrease in net income for the December 31, 1997 period was an increase of $50,000 in noninterest expenses, from $2.24 million for the three months ended December 31, 1996 to $2.29 million for the three months ended December 31, 1997, a 2.2% increase.

INTEREST INCOME. Interest income for the three months ended December 31, 1997 was $6.9 million, compared to $6.6 million for the three months ended December 31, 1996, an increase of $348,000, or 5.3%. The increase in interest income was primarily the result of a $18.2 million increase in the average balance of loans from $247.8 million at December 31, 1996 to $266.0 million average balance at December 31, 1997.

INTEREST EXPENSE. Interest expense increased $196,000, or 5.6%, in the three months ended December 31, 1996 compared to the three months ended December 31, 1997, as a result of an increase of $200,000 in interest expense on FHLB advances, from $277,000 to $477,000 for the same respective periods. This increase was a result of an increase of $13.2 million in the average balance in FHLB advances, from $20.5 million at December 31, 1996 to $33.7 million at December 31, 1997. In addition, the cost of FHLB advances increased by 24 basis points, from 5.34% for the three months ended December 31, 1996 to 5.58% for the three months ended December 31, 1997. The average balance in deposits increased $2.2 million from $311.3 million for the three months ended December 31, 1996 to $313.5 million for the three months ended December 31, 1997. Offsetting the increase in the average deposits was a reduction during the period in the cost of funds for savings and checking of 24 basis points and 21 basis points, respectively. This was partially offset by a 10 basis point increase in the cost of funds for certificates of deposit.

PROVISION/ALLOWANCE FOR LOAN LOSSES. The Bank's provision for loan losses totalled $246,000 for the three months ended December 31, 1997, compared to $32,000 for the three months ended December 31, 1996, an increase of $214,000. The allowance for loan losses increased from $742,000 at December 31, 1996 to $1.5 million at December 31, 1997. The increase in the provision for loan losses and corresponding increase in the allowance for loan losses reflected the changing loan portfolio composition caused by a change in management's strategic lending direction, as well as a decision to give a greater consideration to the allowance for loan loss ratio levels of peer group institutions. The Bank continues to anticipate, that as a result of its increasing emphasis on consumer, commercial, multi-family, and commercial real estate and construction lending, in the future, it may need to maintain an allowance for loan losses at a higher level than it has maintained in previous periods to offset any greater risk resulting from the shifting composition of its loan portfolio. See "Business of the Bank--Delinquent Loans, Classified Assets, and Real Estate Owned" and "Allowance for Loan Losses."

NONINTEREST INCOME. Noninterest income increased $12,000 to $160,000 for the three months ended December 31, 1997, from $148,000 for the three months ended December 31, 1996. Noninterest income improved primarily due to additional loan fee and other service charge income, particularly the implementation in fiscal 1997 of ATM fees for non-bank customers.

NONINTEREST EXPENSE. Noninterest expense increased by $46,000, or 2.1% from $2.24 million for the three months ended December 31, 1996, to $2.29 million for the three months ended December 31, 1997, primarily due to a contribution of $110,000 to a low and moderate income housing project. The Company expects that such contribution will result in $55,000 of Commonwealth of Pennsylvania tax credits under Pennsylvania's Neighborhood Assistance Program. This increase in noninterest expense was partially offset by a $32,000 reduction in compensation from $1.16 million for the three months ended December 31, 1996 to $1.13 million for the three months ended December 31, 1997, a reduction of 2.76%. As a result of becoming a publicly held company and implementing various stock-based incentive plans, the Company expects its future noninterest expense will be higher than in prior periods primarily due to higher compensation costs, and professional fees and costs related to satisfying regulatory reporting requirements. In addition, establishment of the Foundation will have an adverse effect on the Company's and the Bank's earnings in the year in which the contribution is made. The contribution expense will, however, be partially offset by the tax deductibility of the expense. See "Risk Factors--Establishment of the Charitable Foundation--Negative Impact on Earnings" and "-- Stock-Based Benefits to Management and Directors, Employment Contracts and Change in Control Payments."

INCOME TAXES. Income tax expense was $276,000 for the three months ended December 31, 1997, compared to $285,000 for the three months ended December 31, 1996. The decline in income tax expense for 1997 is attributable to lower pretax earnings, offset by a reduction of 1996 state income tax credits not available for 1997. The effective tax rate for the three months ended December 31, 1997 was 33.1%, as compared to 30.7% for the same period in 1996, as result of the state income tax credits utilized in 1996.